EXHIBIT 99-3

PARNASSUS FUNDS COMPLEX

RULE 17G-1 FIDELITY BOND FILING

AMOUNT OF SINGLE INSURED BOND FOR JOINT INSUREDS

PERIOD OF COVERAGE: August 15, 2017 - AUGUST 15, 2018

SINGLE INSURED
FUND	BOND COVERAGE

Parnassus Funds	$2,500,000

Parnassus Income Funds	$2,500,000

Aggregate Single Bond Coverage
(as if not maintained under joint coverage)	$5,000,000

Total joint Investment Company Bond
(Bond Number 82053051)	$5,000,000